# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forum Markets, Incorporated, CIK 0001690080
CUSIP: 68236V401
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2875 South Ocean Blvd, Suite 100, Palm Beach, Florida (FL), 33480
Date of event which requires filing of this statement: 06/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002088659

## Reporting persons
- Pemble Brian James: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 786,714; shared voting power 665,000; sole dispositive power 786,714; shared dispositive power 665,000; aggregate amount beneficially owned 1,451,714 (10.99% of the class)
  Comment: * The 10.99% figure is calculated based on 13,210,145 shares of common stock of Forum Markets, Incorporated outstanding as of June 29, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 29, 2026 (Accession No. 0001213900-26-073352). The Reporting Person does not beneficially own an additional 84,166 shares of common stock held in an individual retirement account titled in the name of the Reporting Person's spouse, from whom the Reporting Person is legally separated. Please see Item 4 below and the accompanying footnote for a description of the Reporting Person's beneficial ownership and the reasons for excluding the 84,166 shares.

## Item 1. Issuer
Name of issuer: Forum Markets, Incorporated
Address of issuer's principal executive offices: 2875 South Ocean Blvd, Suite 100, Palm Beach, FL 33480

## Item 2. Person Filing
Name of person filing: Pemble Brian James
Address of principal business office or, if none, residence: 940 Private Rd, Winnetka, IL 60093
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,451,714 shares of Common Stock*

* Footnote to Item 4. The 786,714 shares reported as subject to sole voting and dispositive power are held in the following accounts, each titled solely in the name of the Reporting Person: (i) an individual brokerage account (78,500 shares); (ii) a 401(k) account (371,303 shares); (iii) a 401(k) account (274,844 shares); and (iv) an individual retirement account (62,067 shares). The 665,000 shares reported as subject to shared voting and dispositive power are held in an account titled jointly with the Reporting Person's spouse with rights of survivorship.

The Reporting Person's spouse holds 84,166 additional shares of Common Stock in an individual retirement account titled solely in the spouse's name. Those shares are not included in the beneficial ownership reported by the Reporting Person on this Schedule. The Reporting Person and the Reporting Person's spouse have been legally separated since 2024. Proceedings for the dissolution of the marriage were filed in 2024 and remain pending. The Reporting Person and the Reporting Person's spouse have maintained separate residences continuously since the date of separation. The Reporting Person has neither the power to vote or direct the voting of, nor the power to dispose or direct the disposition of, any of the 84,166 shares held in the spouse's individual retirement account, and has no direct or indirect pecuniary interest therein. Accordingly, the Reporting Person does not deem himself the beneficial owner of the 84,166 shares held in the spouse's individual retirement account under Rule 13d-3 or Rule 16a-1(a)(2) under the Securities Exchange Act of 1934. The Rule 16a-1(a)(2)(ii)(A) presumption of household attribution is rebutted by the foregoing facts of separation and separate residence.

The Reporting Person's percentage ownership has increased above 10% solely as a result of the reduction in the Issuer's outstanding shares of Common Stock effected through the Issuer's ongoing share repurchase program, and not as a result of any acquisition of additional shares by the Reporting Person. The Reporting Person's most recent purchase of the Issuer's Common Stock was completed on April 17, 2026.
Percent of class:
10.99%*

* Footnote to Item 4. The 786,714 shares reported as subject to sole voting and dispositive power are held in the following accounts, each titled solely in the name of the Reporting Person: (i) an individual brokerage account (78,500 shares); (ii) a 401(k) account (371,303 shares); (iii) a 401(k) account (274,844 shares); and (iv) an individual retirement account (62,067 shares). The 665,000 shares reported as subject to shared voting and dispositive power are held in an account titled jointly with the Reporting Person's spouse with rights of survivorship.

The Reporting Person's spouse holds 84,166 additional shares of Common Stock in an individual retirement account titled solely in the spouse's name. Those shares are not included in the beneficial ownership reported by the Reporting Person on this Schedule. The Reporting Person and the Reporting Person's spouse have been legally separated since 2024. Proceedings for the dissolution of the marriage were filed in 2024 and remain pending. The Reporting Person and the Reporting Person's spouse have maintained separate residences continuously since the date of separation. The Reporting Person has neither the power to vote or direct the voting of, nor the power to dispose or direct the disposition of, any of the 84,166 shares held in the spouse's individual retirement account, and has no direct or indirect pecuniary interest therein. Accordingly, the Reporting Person does not deem himself the beneficial owner of the 84,166 shares held in the spouse's individual retirement account under Rule 13d-3 or Rule 16a-1(a)(2) under the Securities Exchange Act of 1934. The Rule 16a-1(a)(2)(ii)(A) presumption of household attribution is rebutted by the foregoing facts of separation and separate residence.

The Reporting Person's percentage ownership has increased above 10% solely as a result of the reduction in the Issuer's outstanding shares of Common Stock effected through the Issuer's ongoing share repurchase program, and not as a result of any acquisition of additional shares by the Reporting Person. The Reporting Person's most recent purchase of the Issuer's Common Stock was completed on April 17, 2026.
Sole power to vote or to direct the vote: 786,714
Shared power to vote or to direct the vote: 665,000
Sole power to dispose or to direct the disposition: 786,714
Shared power to dispose or to direct the disposition: 665,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Pemble Brian James: /s/ Pemble Brian James, Pemble Brian James (07/07/2026)